Sodexho
ALLIANCE
Restauration et Services

Direction Groupe

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Sodexho Alliance, SA

June 26, 2006

Ms. Cecilia D. Blye
Chief of the Office of Global Security Risk
U.S. Securities and Exchange Commission
Washington, DC 20549

Re:	Sodexho Alliance, SA
Form 20-F for the year ended August 31, 2004
File No. 1-31274

Dear Ms. Blye:

Below please find Sodexho’s responses to the comments of the Staff of the Office of Global Security Risk of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated September 28, 2005 which we received on June 6, 2006 with respect to the referenced Form 20-F of Sodexho Alliance, SA (“Sodexho”). For reasons of business confidentiality, in a separate letter dated the date hereof, we request that portions of the description of our past activities in Syria and our past and current activities in Libya not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C.A. §552 or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the Commission and in compliance with the procedures outlined in the Staff’s Current Issues and Rulemaking Projects, Quarterly Update, Division of Corporation Finance (June 30, 2001), a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the Commission’s EDGAR system.

The Staff’s comment has been reproduced in italics and is followed by Sodexho’s response.

General

On page 74 of your annual report for the fiscal year 2003-2004, filed under cover of your 6-K dated March 21, 2005, you quote Nicolas Japy, Worldwide Market Champion, Remote Sites, as follows: "Globally, no single region is likely to offer a bonanza of potential, but some countries, such as Algeria, Nigeria, Angola, Libya, Iran and Kazakhstan, should develop into great opportunities over the coming years, and we are well-positioned to benefit." On page 78 you note that one of your construction and engineering clients is "Vinci (Libya)." On page 77 you note that one of your oil and gas clients is "ConocoPhilips (Gulf of Mexico, Syria, UK, USA)." On pages 229-230, you note the exchange rates for the Iranian Rial, the Libyan Dinar, and the Syrian Pound.

2006.06.26.1

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Sodexho Alliance, SA

In light of the fact that Syria, Iran and Libya have been identified by the U.S. State Department as state sponsors of terrorism; Syria and Iran are subject to economic sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control; and Libya was subject to similar OFAC-administered sanctions until September 21, 2004, please describe for us the Company's operations in each of these countries; the materiality to the Company to its operations in each country; and your view as to whether those operations, individually or in the aggregate, constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring divestment from, or reporting of interests in, companies that do business with countries designated as state sponsors of terrorism.

Sodexho’s response

Sodexho does not currently have activities in Iran and has not done so since prior to the revolution in that country in the late 1970s.

Sodexho ceased doing business in Syria in December 2005, [*** Redacted ***].

From its activities in Libya, [*** Redacted ***], Sodexho derived revenues and EBITA of [*** Redacted ***] and [*** Redacted ***] for the year ended August 31, 2004 and [*** Redacted ***] and [*** Redacted ***] for the year ended August 31, 2005.

Sodexho considers that the aggregate amounts of revenues and EBITA related to Syria and Libya of [*** Redacted ***] for fiscal 2004 and [*** Redacted ***] for fiscal 2005, respectively, are inconsequential to Group consolidated revenues and EBITA constituting only [*** Redacted ***] of revenues of 11.494 billion and [*** Redacted ***] of EBITA of 515 million euro for fiscal 2004 and [*** Redacted ***] of revenues of 11.672 billion euro and [*** Redacted ***] of EBITA of 530 million euro for fiscal 2005, respectively.

Sodexho also considered whether information about its activities in Syria and Libya in fiscal 2004 and fiscal 2005 was material information for its investors from a qualitative standpoint. Sodexho does not consider these operations to constitute a material investment risk for its security holders, either individually or in the aggregate, for the following reasons:

  Sodexho no longer has activities in Syria.

2006.06.26.2

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Sodexho Alliance, SA

  As stated above, Sodexho does not currently have activities in Iran and has not done so since prior to the revolution in that country in the late 1970s; Mr. Japy’s comments spoke only to market potential in the longer term.

  [*** Redacted ***]

  Activities in these countries do not have a significant role in Sodexho’s strategy, consolidated operations or profitability.

* * *

2006.06.26.3

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Sodexho Alliance, SA

Sodexho acknowledges that:

  it is responsible for the adequacy and accuracy of disclosures in its filings;

  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

  it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attempted to address each of the comments raised in your letter and any concerns which the Staff may have. If you have any questions, please let us know.

Sincerely,

/s/ Siân Herbert-Jones
Siân Herbert-Jones
Chief Financial Officer

2006.06.26.4